BAKER & McKENZIE
東京青山・青木法律事務所

Tokyo Aoyama Aoki Law Office
Baker & McKenzie
Attorney at Foreign Law Office
Registered Associated Offices
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2004 NOV 29 P 1:2?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

04046869

FILE NO. 82-4861

November 15, 2004

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

MegaChips Corporation SUPPL

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following documents published by the Company in Japan.

- Notice on Adjustments to the Forecasts of Business Results for the Year Ending March 31, 2005 (dated October 29, 2004) (English translation); and
- Notice of Determination of the Sale Price of the Shares of Cameo Interactive, Ltd. (dated October 29, 2004) (English translation).

Yours very truly,

PROCESSED
DEC 29 2004
THOMSON FINANCIAL

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

(Translation)

File No. 82-4861

October 29, 2004

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL 06-6399-2884)

Notice on Adjustments to the Forecasts of Business Results for the Year Ending March 31, 2005

In consideration of the recent developments of operating results of MegaChips Corporation (the "Company"), the forecasts thereof for the year ending March 31, 2005 (from April 1, 2004 to March 31, 2005), as given at the time of publication of the "Brief Statement of Accounts for the First Quarter of the Year Ending March 31, 2005" on July 30, 2004, are adjusted as described below:

Description

1. Adjustment to the forecast of consolidated business results:

(1) Forecast of operating results for the interim period of the year ending March 31, 2005 (from April 1, 2004 to September 30, 2004):

(million yen)

	Sales	Ordinary profit	Profit for the period
Previous forecast (A) (publicized on July 30, 2004)	14,600	970	330
Adjusted forecast (B)	15,660	1,180	630
Amount of increase or decrease (B-A)	1,060	210	300
Rate of increase or decrease	7.3%	21.6%	90.9%
Previous results (for the interim period of the year ended March 31, 2004 (from April 1, 2003 to September 30, 2003))	11,842	733	26

(2) Forecast of operating results for the whole-year period of the year ending March 31, 2005 (from April 1, 2004 to March 31, 2005):

(million yen)

	Sales	Ordinary profit	Profit for the period
Previous forecast (A) (publicized on July 30, 2004)	27,230	1,570	550
Adjusted forecast (B)	28,820	1,610	950
Amount of increase or decrease (B-A)	1,590	40	400
Rate of increase or decrease	5.8%	2.5%	72.7%
Previous results (for the year ended March 31, 2004 (from April 1, 2003 to March 31, 2004))	25,878	1,460	280

2. Adjustment to the forecast of non-consolidated business results:

(1) Forecast of operating results for the interim period of the year ending March 31, 2005 (from April 1, 2004 to September 30, 2004):

(million yen)

	Sales	Ordinary profit	Profit for the period
Previous forecast (A) (publicized on July 30, 2004)	360	(-) 20	(-) 20
Adjusted forecast (B)	400	(-) 20	(-) 180
Amount of increase or decrease (B-A)	40	0	(-) 160
Rate of increase or decrease	11.1%	-	-
Previous results (for the interim period of the year ended March 31, 2004 (from April 1, 2003 to September 30, 2003))	11,046	843	322

(2) Forecast of operating results for the whole-year period of the year ending March 31, 2005 (from April 1, 2004 to March 31, 2005):

(million yen)

	Sales	Ordinary profit	Profit for the period
Previous forecast (A) (publicized on July 30, 2004)	720	0	0
Adjusted forecast (B)	800	0	(-) 160
Amount of increase or decrease (B-A)	80	0	(-) 160
Rate of increase or decrease	11.1%	-	-
Previous results (for the year ended March 31, 2004 (from April 1, 2003 to March 31, 2004))	24,311	1,741	755

3. Reason for the adjustments:

The Group (which includes the Company and its group companies) has focused its efforts on developing and marketing customer-specific LSIs (ASIC), the core of its business, as well as application-specific LSIs (ASSP), which have competitive edges with its unique technologies of image compression and extension, sound and music compression and extension and original system products mounted with its system LSIs.

With regard to consolidated operating results for the interim period of the year ending March 31, 2005, sales of the customer-specific LSI (ASIC) business exceeded the forecast as demand for LSIs for use in game consoles, which are core products of the business category, remained strong. Sales of application-specific LSI (ASSP) and system businesses also exceeded the forecast slightly. Consequently, on a consolidated basis, sales are expected to total ¥15,660 million, a 7.3% increase over the previous forecast. Operating profit and ordinary profit are expected to amount to ¥1,200 million, a 20.0% increase over the previous forecast, and ¥1,180 million, a 21.6% increase, respectively. Profit for the period is expected to amount to ¥630 million, a 90.9% increase over the previous forecast due to adjustments to corporate income taxes.

On a whole-year basis, expenses are piling up as the Group is actively investing in research and development to establish a higher profitability base, and strengthen competitiveness, of the LSI business on a medium- and long-term basis. However, demand for the customer-specific LSIs (ASIC) is expected to increase steadily to exceed the forecast. Consequently, on a consolidated basis, sales are expected to total ¥28,820 million, a 5.8% increase over the previous forecast. Operating profit and ordinary profit are expected to amount to ¥1,660 million, a 2.5% increase over the previous forecast, and ¥1,610 million, a 2.5% increase, respectively. Profit for the period is expected to amount to ¥950 million, a 72.7% increase over the previous forecast due to adjustments to corporate income taxes while a special loss will be incurred as described below.

4. Reasons for the incurrence of special loss:

The Group has carried out its policy to strengthen competitiveness on a medium- and long-term basis and establish a higher profitability base by concentrating management resources on its core LSI business, as well as increase profits by strengthening management bases of its system business, whereby generating greater value of the whole Group. During the course, the synergy effects with Cameo Interactive, Ltd. (a wholly-owned subsidiary of the Company; "Cameo") have been lessened. Hence, the Company sold all the issued shares of Cameo to the group of e frontier, Inc. ("E Frontier").

The effects of the sale on the operating results on a whole-year basis are expected to be a special loss of approximately ¥24 million on a consolidated basis and a special loss of approximately ¥267 million on a non-consolidated basis.

With regard to the whole-year consolidated operating results, the Company will report a special loss, which is a difference between the net assets of ¥235 million of Cameo as of September 30, 2004 and the sale price of ¥211 million of the shares of Cameo.

With regard to the whole-year non-consolidated operating results, as a result of the sale of the shares of Cameo, which were obtained by the Company upon separation (*bunsha-gata kyushu bunkatsu*) of MegaChips System Solutions Inc. (a wholly-owned subsidiary of the Company; previously called MegaFusion Corporation) in April 2004, the Company will report a special loss, which is a difference between the acquisition price of ¥478 million of the shares of Cameo at book value and the above sale price. For the purpose of interim accounting, the Company will report the difference as a valuation loss of related company's shares, an item of special loss.

The sale price of the shares of Cameo was determined upon negotiation with the E Frontier group by reference to the share value thereof calculated by third-party financial adviser Daiwa Securities SMBC Co. Ltd.

With regard to the details of the share transfer, please refer to the "Notice of Transfer of Shares of Cameo Interactive, Ltd." disclosed on September 28, 2004 and the "Notice of Determination of the Sale Price of the Shares of Cameo Interactive, Ltd." disclosed separately on October 29, 2004.

- Notice on the forecasts of operating results

The above forecasts are made based on information available as of the date hereof and assumptions as of the date hereof concerning uncertain factors that may affect the operating results in the future. The actual results may materially differ from the above forecasts due to various factors in the future.

- END -

(Translation)

October 29, 2004

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL 06-6399-2884)

Notice of Determination of the Sale Price of the Shares of Cameo Interactive, Ltd.

In the news release dated September 28, 2004, notice was given that MegaChips Corporation (the "Company") would sell all the issued shares of its wholly-owned subsidiary Cameo Interactive, Ltd. (Head office: Yodogawa-ku, Osaka, President and Representative Director: Takahiro Sonoda, the "Cameo") to the group of e frontier, Inc. (Head office: Shinjuku-ku, Tokyo, President and Representative Director: Kenichi Ando, the "E Frontier"). Notice is hereby given that at the meeting of the Board of Directors of the Company held on October 29, 2004, the sale price of the shares was determined, as described below:

Description

1. Sale price of the shares

Sale price per share:	¥42,200
Total amount (5,000 shares):	¥211,000,000

2. Schedule:

October 29, 2004	Determination of the sale price of the shares by the Board of Director of the Company
November 1, 2004	Convocation of an extraordinary general meeting of shareholders and a meeting of the board of directors of Cameo
	Transfer of the location of the head office of Cameo to Shinjuku-ku, Tokyo

January 11, 2005 (expected)	Transfer of the location of the East Japan business office of Cameo to Shinjuku-ku, Tokyo; Transfer of the location of the West Japan business office of Cameo to Chuo-ku, Osaka

(Note) The same schedule as listed above will apply to Steinberg Japan Inc., Cameo's wholly-owned subsidiary.

3. Shareholding ratios before and after the transfer:

Shareholding ratio before the transfer	The Company:	100%	E Frontier group:	0%
Shareholding ratio after the transfer	The Company:	0%	E Frontier group:	100%

(Note) With regard to the outline of the E Frontier group, please refer to the "Notice of Transfer of Shares of Cameo Interactive, Ltd." disclosed on September 28, 2004.

4. Change of Officers:

According to this transaction, there will be a change of officers of Cameo and its subsidiary Steinberg Japan Inc. Representative Director Takahiro Sonoda (Director of the Company), Director Shigeki Matsuoka (Representative Director of the Company), Director Masayuki Fujii (Director of the Company), Full-time Statutory Auditor Chuji Ito, Statutory Auditor Nozomu Ohara (Statutory Auditor of the Company) and Statutory Auditor Keiichi Kitano (Statutory Auditor of the Company) will respectively resign as directors and statutory auditors of Cameo and will be replaced by management of the E Frontier group upon the close of its extraordinary general meeting of shareholders expected to be held on November 1 (Monday), 2004. We feel sincerely grateful to you for your cordialities toward them while in office.

[New officers expected to assume office]

Cameo Interactive, Ltd. (Head office: 22-1, Nishi-Shinjuku 6-chome, Shinjuku-ku, Tokyo)

President and Representative Director	Tatsuya Mizoguchi	(Currently, Director and General Manager of the Administrative Division of Holon Inc.)
Director	Katsuyuki Shimizu	(Currently, Senior Managing Director of e frontier, Inc.)
Director	Ryuji Wakisaka	(Currently, President and Representative Director of Holon Inc.)
Statutory Auditor	Takahiro Sonoda	(Currently, President and Representative Director of Cameo Interactive, Ltd.; Director of MegaChips Corporation)